Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2012	2013	2014	2015	2016
Earnings
Income before income taxes	$1,697	$1,756	$1,854	$2,086	$1,879
Add/(Deduct):
Equity in net income of affiliated companies	(33)	(23)	(29)	(32)	(33)
Dividends from affiliated companies	36	9	1	1	3
Fixed charges excluding capitalized interest	3,036	2,739	2,665	2,425	2,764
Earnings	$4,736	$4,481	$4,491	$4,480	$4,613

Fixed charges
Interest expense	$3,027	$2,730	$2,656	$2,416	$2,755
Interest portion of rental expense (a)	9	9	9	9	9
Capitalized interest	—	1	1	1	1
Total fixed charges	$3,036	$2,740	$2,666	$2,426	$2,765

Ratios
Ratio of earnings to fixed charges	1.6	1.6	1.7	1.8	1.7
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(a)	One-third of rental expense is deemed to be interest.